

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via E-mail</u>
Mr. Geoffrey Armstrong
President
Owlhead Minerals Corp.
250 H Street #123
Blaine, WA 98230

> **Re: Owlhead Minerals Corp.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-189359**

Dear Mr. Armstrong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Outside Front Cover Page of the Prospectus, page 2</u>

3. Please revise your disclosure to clarify the number of shares included in this offering. In this regard we note your reference to 12,825,000 common shares here, whereas elsewhere you refer to 6,475,000 common shares.

4. Please highlight the cross-reference to the risk factors section by using prominent type or another appropriate manner. Please see Item 501(b)(5) of Regulation S-K for guidance.

<u>Summary, page 4</u>

5. For the sake of clarity, please revise your disclosure on page four to identify the parties by name, rather than as "Optionor" and "Optionee."

<u>Private Placement, page 5</u>

6. It is unclear why you have only chosen to describe the June 1, 2012 private placement in this section despite the many additional and more recent offerings you describe under Recent Sales of Unregistered Securities, starting on page 31. Please revise your disclosure to clarify.

Risk Factors, page 6

7. All material risks should be described in the risk factors section. Please revise the fourth and fifth sentences in the first risk factor and the first sentence of the third paragraph on page 14 to remove the references to unidentified risks.

8. For the sake of clarity, please highlight the risk factor headings in a consistent manner. In this regard we note that the headings of the first risk factor on page seven and the second risk factor on page eight are not in bold like the others.

9. Please add a risk factor that quantifies the current shortfall in funding and discloses the associated risk to the company.

Our officers and directors may be subject to conflicts of interest, page 12

10. We note your disclosure that your officers and directors only serve on a part time basis and are subject to conflicts of interest. Please reconcile this disclosure with the provisions of exhibits 10.9, 10.10 and 10.11, which appear to state in Section 5 that Messrs. Armstrong, Low and King shall devote their full attention to the company and shall not engage in other businesses where there is likely to be a conflict of interest. In this regard, please revise your disclosure to clarify the scope of any written consents from the Company that your officers and directors have received pursuant to Section 5 of their respective employment agreements.

Description of Business, page 20

11. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature pursuant to paragraph (b)(4)(i) of Industry Guide 7.

12. As an exhibit to your filing, please include consent from Mr. Kemp for the inclusion of his work in your disclosure.

13. We note your disclosure regarding your initial optioned claims and the subsequent claims that were staked on behalf of your company. Please disclose the following regarding your land and mineral rights:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

14. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

15. In an appropriate location of your filing, please provide an overview of the exploration and mining permit requirements for companies operating in British Columbia, Canada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

16. We note your statement in the third paragraph of page 21 that after preliminary examination of the area, the Company came to the conclusion that the area appeared to have "significant potential." Please specify who examined the area on behalf of the Company and expand your disclosure in this section to clarify what factors led to this conclusion and what is meant by "significant potential."

17. We note your statement in the last risk factor on page 10 that you have expended significant resources to comply with environmental protection laws, regulations and permitting requirements. Please revise under Description of Business and Plan of Operations, as appropriate, to more fully disclose these efforts and the related laws, regulations and requirements. Please refer to Item 101(h)(4)(viii), Item 101(h)(4)(ix), and Item 303(a) of Regulation S-K for guidance.

18. We note your reference in the third paragraph of page 22 to "[t]he author" having not visited the property and being unable to do so "until snow conditions permit." Please revise this disclosure to clarify who the author is and to clarify when this statement was made. In this regard, we note that your registration statement was filed in June and on page nine you identify the time period between November and March as the snowy season.

Plan of Operations page 25

19. We note your disclosure regarding your plan of operations for the next twelve months. Please expand your disclosure concerning the exploration plan for your property as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

20. In addition to the exploration timetable and budget called for by our comment above, please also discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues from your business. Please also discuss the anticipated costs of each milestone, and the expected sources of funding.

21. Please revise this section to disclose the approximate length of time you anticipate you will be able to operate given your current funding levels and to describe any anticipated sources of additional funding.

22. Please add the heading "Management's Discussion and Analysis" to your prospectus and group Item 303 of Regulation S-K disclosures under that heading.

23. Please add a liquidity and capital resources discussion as required by Item 303 of Regulation S-K. Please disclose the principal sources and uses of funding for the time period covered by the financial statements.

24. Please disclose the principal terms of the registrant's debt and the repayment plans for such debt. Please file related agreements as exhibits to the registration statement.

25. Please quantify liquidity needs for the upcoming year and current and anticipated shortfalls in funding. Please explain the company's plans to address those liquidity needs.

Directors, Executive Officers, Promoters and Control Persons, page 26

26. We note your disclosure on page 12 that your officers and directors "serve only part time." Please disclose the approximate number of hours per week each of your officers and directors devotes to the company.

27. Please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as one of your directors at the time that the disclosure is made, in light of your business and structure. Please see Item 402(e)(1) of Regulation S-K.

28. Please remove the promotional and detailed financial information from your disclosure of Mr. Low's and Mr. King's business experience. Such information does not present a complete understanding of those transactions and do not appear to be relevant to your business.

29. Please briefly identify the principal business of Asia Properties, Inc. in your description of Mr. Armstrong's business experience. Please refer to Item 401(e)(1) for guidance.

30. Please revise to clarify Mr. Low's business experience from 2012 until the present, other than his employment as Chief Financial Officer and Director of the company, and to include the start and end month of each position held during the past five years.

31. Please revise to clarify Mr. King's business experience between January 2006 and January 2013, to identify the "company" described in the third sentence of the second paragraph on page 27, to specify principal business of Alaska Pacific Energy Corp., to specify the month and year he "turned over" Alaska Pacific Energy Corp., and to clarify the meaning of "turned over."

32. Please provide all of the disclosure required by Item 401(e) of Regulation S-K with respect to Mr. Beaton.

Consulting Agreements, page 28

33. We note that Mr. King will receive $1,500 per month commencing when the Company raises a total of $135,000. It appears from your disclosure elsewhere in the registration

statement that the Company had raised such amount prior to the end of your last fiscal year. For example, please see your disclosure under Private Placement on page five and under Recent Sales of Unregistered Securities starting on page 31. Please update your disclosure regarding Mr. King's compensation accordingly.

Summary Compensation Table, page 28

34. Please revise the summary compensation table to follow the format provided in Item 402(n) of Regulation S-K. Please refer to Item 402(a)(5) for guidance on when a column may be omitted from the table.

35. Please include appropriate footnote disclosure clarifying how you calculated the value of Mr. King's 2013 stock award. Please see Item 402(n)(2)(v) of Regulation S-K for guidance.

36. Please provide a narrative description explaining the yearly changes in annual compensation and the reason for the grant of common stock to Mr. King. Please refer to Item 402(o) of Regulation S-K for guidance.

Certain Relationships and Related Transactions, page 30

37. Please revise this section to provide the disclosure required by Item 404(d) of Regulation S-K. In this regard, the standard you describe in the first paragraph of this section appears to be different from that set forth in Item 404.

38. Please reconcile your disclosure in this section with your disclosure in Note 4 on page F-10.

Recent Sales of Unregistered Securities, page 31

39. We note that you have not disclosed the June 1, 2012 private placement described on page five here. For the sake of clarity, please furnish all of the information required by Item 701 of Regulation S-K in this section.

Financial Statement Update and Accountant's Consent

40. Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and provide a current accountant's consent in any amendment.

Notes to the Consolidated Financial Statements, page F-6
2. Significant Accounting Policies, page F-6
(i) Stock-based Compensation, page F-7

41. We note from page F-4 you issued 3,700,000 shares for services. However, we do not note you provide disclosures similar to those required by ASC 718-10-50-1 through 50-2. Please clarify or revise in your next amendment. Refer to ASC 505-50-50-1.

5. Common Stock, page F-10

42. We note from your disclosure that you issued shares and recorded a portion of those shares as deferred compensation for the year ended March 31, 2013. Please revise your disclosure to describe the deferred compensation and your basis for assigning amounts pursuant to ASC 915-215-45-1. In addition, tell us how you accounted for those shares.

8. Subsequent Events, page F-11

43. Please be advised that you are currently a private company filing your previously completed financial statements in an initial registration statement and, therefore, you are not a SEC filer. Please revise to include the date through which you have evaluated subsequent events. Refer to ASC 855-10-50-1(a).

Signatures, page 38

44. In your amended registration statement, please also indicate who is signing in the capacity of principal accounting officer or controller. Please refer to the first instruction to the Signatures section of Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director